Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Breakdown of Results of Itaú Insurance, Pension Plan and Capitalization into
“Core Activities” and “Non-Core Activities”

Itaú Unibanco Holding S.A. (“Company”), focused on the continuing generation of value to its shareholders and transparent accountability, hereby reports to its shareholders and the market in general the inclusion of a new breakdown of Results of Itaú Insurance, Pension Plan and Capitalization (comprising the results of the Insurance, Pension Plan and Capitalization companies of the Itaú Unibanco conglomerate), presented in the Management Discussion and Analysis, as follows: “Core activities” and “Non-core activities”.

This breakdown will contribute to a better analysis of the performance and profitability of the business value drivers of Itaú Insurance, Pension Plan and Capitalization. It also evidences our strategy to operate focused on selling mass-market personal and property insurance products, traditionally related to the banking retail sector, to our clients (bancassurance model). For further information visit the website www.itau.com.br/investors-relations.

R$ billion
	January to September, 2014
Results of Itaú Insurance, Pension Plan and Capitalization	Itaú Insurance, Pension Plan and Capitalization Consolidated(1)	Core(2)	Non-core(3)

Earned Premiums, Net Pension Contributions and Net Capitalization Revenues	5.1	3.5	1.7
Service Fees	1.2	1.2	0.0
Retained Claims	(1.5)	(0.8)	(0.7)
Selling Expenses	(0.8)	(0.1)	(0.7)
Net Operating Revenues	4.0	3.7	0.3
Managerial Financial Margin	0.9	0.6	0.3
Equity in the Earnings of Affiliates	0.2	0.2	0.1
Other Income and Expenses (4)	(2.9)	(2.4)	(0.4)
Recurring Net Income	2.3	2.0	0.2

Efficiency Ratio	29.5%	22.7%	47.3%
Risk-Adjusted Efficiency Ratio	50.6%	38.4%	82.1%
Claims Ratio – Insurance Operations	32.8%	27.6%	41.5%
Combined Ratio – Insurance Operations	73.1%	56.2%	101.5%
(1) It includes Insurance, Pension Plan and Capitalization and the Equity in the Earnings of Porto Seguro.
(2) Core activities:  Individual Life, Group Life, Protected Card, Credit Insurance, Housing, Internal Credit Insurance and Breach of Warranty, Travel Insurance, Property Insurance, BMG, Vehicles and Residence Portfolios in Run-Off and Commissions, Pension Plan and Capitalization.  It includes our Equity in the Earnings of Porto Seguro.
(3) Non-Core activities:  Major Risks, Extended Warranty, DPVAT, Health Care, IRB and Other.
(4) Other Operating Income / (Expenses), ISS, PIS, COFINS tax expenses, Non-Interest Expenses, Income Tax and Social Contribution and Other.

We emphasize that our provision of this information provides democratic and equitable access to the market, reinforcing our commitment to transparency in disclosures.

São Paulo (SP), December 16, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer